SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

KT 1Q23 Earnings Release

Disclaimer This presentation has been prepared by KT Corp.(the “Company”) in accordance with K-IFRS. This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No presentation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented. st The Company has applied new accounting standard of K-IFRS 1115 as of Jan 1 , 2018 and K-IFRS 1116 ‘Leases’ as st of Jan 1 , 2019. There are no obligation to apply the new standard to previous financial statements. The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment. Any decision to purchase shares of the Company could be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors. The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose. If you have any related questions to this material, please contact the IR department. Tel: +82-2-3495-3254, 3262, 3265, 3557, 3558, 3564, 3595, 5339, 5341, 5344 Fax: +82-2-3495-5917 2

2 Financial Highlights 3 Business Overview 4 Appendix 3

1 1Q23 Highlights

Financials

Consistent revenue growth through stable implementation of the strategy

(Unit: KRW)

Consolidated	Revenue	6,443.7bn (YoY +2.6%)	KT Separate	Revenue	4,619.0bn (YoY +0.2%)
	Operating Profit	486.1bn (YoY -22.4%)		Operating Profit	388.1bn (YoY -9.7%)

※ Beside one-off O.P in 1Q22 (sale of Mapo solution center), YoY O.P would have declined 11.9%

Operations

Balanced growth in B2B, DIGICO/TELCO

- **Rev. generated from B2B DX orders secured in '22**
- **Consistent rev. growth by expansion of customer base in corporate broadband, MVNO businesses**
  - corp. broadband/data +3.4%(YoY)
  - corp. telephony +5.4%(YoY)

MIT centric, qualitative growth in B2C

- **Mobile rev +1.9%(YoY): 5G ratio 65% + roaming recovery**
- **Broadband/Media rev. growth by premium subs. acq.**
  - broadband +2.8%(YoY), Media +2.2%(YoY)

Core-portfolio-centric growth strategy(subs.)

- **BC card Rev +5.6%(YoY), Kbank deposit/loan ↑**
- **4 org. contents produced/broadcasted**
- **Recovery of hotel business w/t 2 new hotels**
  - Le-meridian & Moxy hotel newly opened, '22.Nov.

Initiation of 'New Governance Est. TF'

- **Full-scale enhancement of governance through 'New Governance Establishment TF' ('23.April~)**
- **Appointment of new outside directors(tentatively TBD by June) and confirmation of CEO candidate(tentatively TBD by July)**

4

2 DIGICO Transformation DIGICO+B2B service revenue account for 41% of the total service revenue in1Q23 ※Cloud/IDC rev.(including kt cloud) reflected in total service rev. and DIGICO B2B 5

1 1Q23 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 6

K-IFRS / Consolidated 1 Income Statement • Revenue up +2.6% YoY by stable DIGICO·B2B growth and core-portfolio-oriented subsidiaries’ growth in finance/contents/DX • Operating income -22.4% YoY due to base effect of one off profit in 1Q22, inflation, and recession (Unit: KRW bn) 1Q22 4Q22 1Q23 QoQ YoY Operating Revenue 6,277.7 6,583.0 6,443.7 -2.1% 2.6% Service Revenue 5,565.5 5,705.0 5,713.9 0.2% 2.7% Handset Revenue 712.2 878.0 729.7 -16.9% 2.5% Operating Expense 5,651.1 6,431.5 5,957.6 -7.4% 5.4% 626.6 151.4 Operating Income 486.1 221.0% -22.4% 10.0% 2.3% Margin 7.5% 5.2%p -2.5%p 11.3% 2.7% Margin* 8.5% 5.8%p -2.8%p Non-op. Income/Loss 15.6 121.8 -48.5 Turned red Turned red Income before taxes 642.2 273.2 437.6 60.2% -31.9% Net Income 455.4 242.7 309.6 27.6% -32.0% Margin 7.3% 3.7% 4.8% 1.1%p -2.5%p EBITDA 1,518.3 1,080.8 1,415.5 31.0% -6.8% 24.2% 16.4% Margin 22.0% 5.6%p -2.2%p ※ OP Margin* = Operating Income/Service Revenue 7

K-IFRS / Consolidated 2 Operating Expenses (Unit: KRW bn) 1Q22 4Q22 1Q23 QoQ YoY 5,651.1 6,431.5 5,957.6 -7.4% 5.4% Operating Expenses Labor Cost 1,040.4 1,259.3 1,069.1 -15.1% 2.8% 2,471.0 2,771.2 2,604.0 -6.0% 5.4% General Expense - Depreciation 891.7 929.4 929.4 0.0% 4.2% 799.6 885.9 830.2 -6.3% 3.8% Cost of Service Provided Selling Expense 573.2 641.7 600.9 -6.4% 4.8% 766.9 873.5 853.3 -2.3% 11.3% Cost of Handset sold § Selling Expense (KT Separate) (Unit: KRW bn) 1Q22 4Q22 1Q23 QoQ YoY Selling Expense 613.2 653.6 626.1 -4.2% +2.1% 8

K-IFRS / Consolidated 3 Financial Position (Unit: KRW bn) 1Q22 4Q22 1Q23 QoQ YoY Assets 37,301.1 40,980.7 40,214.4 -1.9% 7.8% Cash & Cash equivalents 2,682.2 2,449.1 2,109.2 -13.9% -21.4% Liabilities 20,707.3 22,566.0 22,062.4 -2.2% 6.5% Borrowings 8,894.9 10,006.7 10,577.1 5.7% 18.9% 16,593.8 18,414.7 18,152.0 -1.4% 9.4% Equity 1,564.5 1,564.5 1,564.5 0.0% 0.0% Capital Stock 6,212.7 7,557.6 8,467.9 12.0% 36.3% Net Debt 124.8% 122.5% 121.5% -1.0%p -3.3%p Debt / Equity Net Debt / Equity 37.4% 41.0% 46.6% 5.6%p 9.2%p 131.1% 127.0% 124.8% 124.3% 122.6% 122.5% 121.5% 118.7% 117.9% Debt/Equity 46.6% 42.9% 40.6% 41.0% 37.4% Net Debt/Equity 32.4% 33.0% 32.7% 29.7% 1Q 21 2Q 21 3Q 21 4Q 21 1Q 22 2Q 22 3Q 22 4Q 22 1Q 23 9

K-IFRS / Separate and major subsidiaries 4 CAPEX • 1Q23 CAPEX execution : KRW 313.5 bn(KT separate), KRW 152.7bn(major subsidiaries) (Unit: KRW bn) ■ Major subsidiaries CAPEX 3,502 3,452 Finance, Media·Content, Cloud/IDC, 3,127 Real Estate and etc. 692 782 462 ■ KT separate CAPEX Access network, Backbone Network, B2B and etc. 2,760 2,721 2,666 466 153 314 2020 2021 2022 1Q23 ※ Cloud/IDC related investment in 2020 and 2021 are retroactively reflected in subsidiaries’ CAPEX 10

1 1Q23 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 11

K-IFRS / Separate 1 KT – Telco B2C • Revenue up +1.2% YoY due to premium mobile/broadband subs acq and growth in roaming service • 5G penetration ratio reached 65% among handset subs, and GiGA subs portion reached 67% (Unit: KRW bn) 1Q22 4Q22 1Q23 QoQ YoY Telco B2C 2,353.5 2,382.3 2,381.1 -0.1% 1.2% Wireless 1,537.6 1,548.3 1,554.8 0.4% 1.1% Broadband 591.1 605.3 607.9 0.4% 2.8% Telephony 224.8 228.7 218.4 -4.5% -2.8% (Unit: Thousands) (Unit: Thousands) Wireless Subscribers Broadband Subscribers (GiGA portion) 9,774 9,727 9,679 9,609 9,531 24,332 24,062 23,827 23,409 23,060 7,945 8,882 7,467 8,449 6,941 67.3% 66.9% 66.6% 66.1% 65.8% 5,973 5,297 4,836 6,486 7,111 3,788 3,754 3,652 3,481 3,392 6,827 6,562 6,257 5,974 5,616 1Q 22 2Q 22 3Q 22 4Q 22 1Q 23 1Q 22 2Q 22 3Q 22 4Q 22 1Q 23 12 MVNO 2nd device & IoT Handset(excl. 5G) Handset(5G)

K-IFRS / Separate 2 KT – DIGICO B2C • DIGICO B2C revenue up +3.1% YoY based on balanced growth of media and mobile platform biz • IPTV revenue up +2.8% YoY with consistent growth of subscriber base (Unit: KRW bn) 1Q22 4Q22 1Q23 QoQ YoY DIGICO B2C 549.3 565.5 566.1 0.1% 3.1% Media 496.0 509.8 506.9 -0.6% 2.2% Mobile Platform 53.3 55.7 59.1 6.1% 10.9% (Unit: Thousands) IPTV DIGICO B2C 9,451 9,432 9,399 9,329 IPTV 9,236 Media Media and etc. *Finance Platform Mobile **Contents Market Platform IoT * Finance Platform : Mobile payment, Authentification, Fintech and etc. ** Contents Market : App market payment, One-store, Contents distribution and etc. 1Q22 2Q22 3Q22 4Q22 1Q23 ※ Number of IPTV subscribers above deviates from MSIT’s released figure below following IPTV law - Number of KT pay TV subscriber is 8,586,837 in 1H 2022 (6 month average) 13

K-IFRS / Separate 3 KT – TELCO B2B • Corporate broadband/data revenue up +3.4% YoY based on increased data traffic of B2B clients • Corporate telephony revenue up +5.4% YoY due to steep growth in MVNO market (Unit: KRW bn) 1Q22 4Q22 1Q23 QoQ YoY Telco B2B 519.7 516.6 540.8 4.7% 4.1% Corp. BB/data 341.5 342.7 352.9 3.0% 3.4% Corp. telephony 178.3 173.9 187.9 8.1% 5.4% MVNO Subscribers TELCO B2B (Unit: Thousands) Leased Line, KORNET, VPN 6,827 6,562 Corp. 6,257 Global Data, Wholesale 5,974 Broadband/Data 5,616 Internet Exchange MVNO Corp. Corporate Telephony Telephony Corporate Intelligent Network 14 1Q 22 2Q 22 3Q 22 4Q 22 1Q 23

K-IFRS / Separate 4 KT – DIGICO B2B • Revenue generated from B2B DX orders secured, such as Shinhan AICC, Construction of M-BCN • Le-meridian & Moxy hotel open(’22.Nov) and growth of real estate rev. due to recovery in hotel business (Unit: KRW bn) 1Q22 4Q22 1Q23 QoQ YoY 539.6 458.9 464.6 1.2% -13.9% DIGICO B2B 262.5 277.4 263.9 -4.9% 0.5% Enterprise DX 124.4 43.3 38.8 -10.5% -68.8% Cloud/IDC 107.4 89.2 112.1 25.7% 4.4% AI/New Biz Real Estate 45.4 49.0 49.9 1.9% 10.0% DIGICO B2B Enterprise Messaging AICC, AI Robot Managed, Enterprise IoT Smart Mobility Enterprise DX Global ICT Smart Space solution AI/ New Biz ICT and etc. Blockchain, Energy, Video Security Cloud New Biz and etc. Cloud/IDC IDC Real Estate 15

K-IFRS / consolidated(each subsidiary) 5 Major Subsidiaries • BC card revenue up +5.6% YoY with increased credit card transaction and finance biz expansion • Contents subsidiaries revenue -7.6% YoY owing to sluggish advertising market due to recession • OP of subsidiaries recorded KRW 98 bn despite recession, inflation and expense increase for expansion Major Subsidiaries consolidated(each subsidiary) (Unit: KRW bn) 1Q22 4Q22 1Q23 QoQ YoY BC card 902.2 1,018.2 953.2 -6.4% 5.6% 240.8 271.1 254.8 -6.0% 5.8% Skylife Contents Subsidiaries 270.4 308.8 249.9 -19.1% -7.6% KT Estate 150.5 130.9 112.8 -13.8% -25.1% 158.3 148.7 -6.1% - kt cloud - ※ Contents Subsidiaries : Nasmedia(PlayD incl.), KT alpha, KT Studiogenie(Genie music, Storywiz, and others incl.) (Unit: KRW bn) [OP Contribution of subsidiaries] 196.7 98.0 83.5 78.2 1Q20 1Q21 1Q22 1Q23 16 ※ Including following one-off profit : KRW74.6bn (sale of Mapo Solution Center) in 1Q22 *BDE : Bad Debt Expense

1 1Q23 Highlights 2 Financial Highlights 3 Business Overview 4 Appendix 17

1 K-IFRS Income Statement

(Unit: KRW bn)

Consolidated	1Q 22	2Q 22	3Q 22	4Q22	1Q 23
Operating revenue	**6,277.7**	**6,312.2**	**6,477.2**	**6,583.0**	**6,443.7**
Service revenue	**5,565.5**	**5,670.5**	**5,744.8**	**5,705.0**	**5,713.9**
Handset revenue	**712.2**	**641.7**	**732.4**	**878.0**	**729.7**
Operating expense	**5,651.1**	**5,853.0**	**6,024.3**	**6,431.5**	**5,957.6**
Service expense	**4,884.2**	**5,150.1**	**5,197.3**	**5,558.1**	**5,104.2**
Labor cost	1,040.4	1,120.9	1,075.3	1,259.3	1,069.1
General expense	2,471.0	2,560.2	2,586.0	2,771.2	2,604.0
Cost of svc provided	799.6	863.0	887.6	885.9	830.2
Selling expense	573.2	606.0	648.4	641.7	600.9
Cost of device sold	**766.9**	**703.0**	**827.0**	**873.5**	**853.3**
Operating income	**626.6**	**459.2**	**452.9**	**151.4**	**486.1**
N-OP income (loss)	**15.6**	**80.5**	**-13.9**	**121.8**	**-48.5**
N-OP income	223.2	445.1	515.8	101.6	242.3
N-OP expense	204.0	385.7	520.8	-46.1	287.0
Equity Method (G/L)	-3.6	21.0	-8.9	-25.9	-3.8
Income bf tax	**642.2**	**539.7**	**439.0**	**273.2**	**437.6**
Income tax	186.8	176.3	112.8	30.5	128.0
Net income	**455.4**	**363.4**	**326.2**	**242.7**	**309.6**
NI contribution to KT	409.8	313.1	297.6	242.0	296.6
EBITDA	**1,518.3**	**1,387.2**	**1,359.7**	**1,080.8**	**1,415.5**
EBITDA Margin	24.2%	22.0%	21.0%	16.4%	22.0%

KT Separate	1Q 22	2Q 22	3Q 22	4Q 22	1Q 23
Operating revenue	**4,608.4**	**4,517.8**	**4,590.2**	**4,572.8**	**4,619.0**
Service revenue	**3,962.1**	**3,937.3**	**3,944.4**	**3,923.3**	**3,952.6**
Handset revenue	**646.2**	**580.5**	**645.8**	**649.5**	**666.4**
Operating expense	**4,178.5**	**4,214.3**	**4,266.6**	**4,461.7**	**4,230.9**
Service expense	**3,516.0**	**3,655.4**	**3,607.9**	**3,783.7**	**3,491.5**
Labor cost	549.3	605.8	535.8	689.7	**530.2**
General expense	1,692.8	1,719.4	1,743.6	1,824.0	**1,720.5**
Cost of svc provided	646.4	660.2	666.7	605.1	**601.6**
Selling expense	627.4	670.0	661.8	664.9	**639.3**
Cost of device sold	**662.5**	**558.9**	**658.7**	**678.0**	**739.4**
Operating income	**429.9**	**303.5**	**323.6**	**111.1**	**388.1**
N-OP income (loss)	**99.2**	**23.0**	**1.5**	**-21.1**	**39.6**
N-OP income	268.7	359.1	468.3	-110.8	265.1
N-OP expense	169.6	336.0	466.8	-89.7	225.5
Income bf tax	**529.1**	**326.5**	**325.1**	**90.1**	**427.7**
Income tax	138.1	302.1	84.9	-18.0	107.8
Net income	**391.0**	**24.4**	**240.3**	**108.1**	**319.9**
EBITDA	**1,217.1**	**1,070.9**	**1,096.5**	**889.4**	**1,167.4**
EBITDA Margin	26.4%	23.7%	23.9%	19.5%	25.3%

18

2 K-IFRS Balance Sheet

(Unit: KRW bn)

Consolidated	1Q 22	2Q 22	3Q 22	4Q 22	1Q 23
Assets	**37,301.1**	**39,066.3**	**40,651.5**	**40,980.7**	**40,214.4**
Current assets	**12,189.9**	**12,563.7**	**13,042.2**	**12,681.6**	**12,202.0**
Cash & cash equi.	2,682.2	2,821.7	3,095.1	2,449.1	2,109.2
Trade & other rec	4,074.7	3,857.6	4,095.0	3,951.8	4,098.7
Inventories	592.9	513.3	675.7	709.2	779.6
Other current asset	4,840.0	5,371.2	5,176.5	5,571.5	5,214.5
- Prepaid_Contract cost	1,304.2	1,316.8	1,313.5	1,307.2	1,284.2
- Contract assets	522.9	551.9	565.8	565.8	560.0
Non-current assets	**25,111.3**	**26,502.5**	**27,609.3**	**28,299.1**	**28,012.6**
Trade & other rec	671.6	670.3	578.0	609.4	473.9
Tangible assets	14,272.6	14,540.4	14,466.0	14,772.2	14,562.2
Other current assets	10,167.0	11,291.8	12,565.2	12,917.5	12,976.5
- Prepaid_Contract cost	486.8	514.8	515.8	510.4	484.7
- Contract assets	225.5	242.8	249.3	236.4	232.7
Liabilities	**20,707.3**	**22,161.7**	**22,745.9**	**22,566.0**	**22,062.4**
Current liabilities	**9,883.5**	**11,070.8**	**10,583.6**	**10,699.3**	**10,164.8**
Trade & other payables	6,548.3	6,545.1	6,795.4	7,371.0	6,424.7
Short-term borrowings	1,583.7	2,773.7	2,052.0	1,827.0	2,224.2
Others	1,751.6	1,752.1	1,736.3	1,501.2	1,515.9
- Contract liabilities	276.1	274.8	251.6	242.4	264.3
Non-current liabilities	**10,823.7**	**11,090.9**	**12,162.3**	**11,866.7**	**11,897.7**
Trade & other payables	1,061.8	1,070.6	1,087.9	1,064.1	833.6
Long-term borrowings	7,311.3	7,300.9	8,314.6	8,179.6	8,352.9
Others	2,450.7	2,719.4	2,759.8	2,622.9	2,711.2
- Contract liabilities	44.7	35.0	34.1	41.7	44.5
Equity	**16,593.8**	**16,904.6**	**17,905.6**	**18,414.7**	**18,152.0**
Retained earnings	13,234.9	13,551.0	13,857.3	14,257.3	14,008.3

KT Separate	1Q 22	2Q 22	3Q 22	4Q 22	1Q 23
Assets	**29,305.6**	**30,169.5**	**31,055.2**	**30,417.8**	**30,386.9**
Current assets	**7,443.7**	**7,352.7**	**7,612.4**	**6,603.5**	**6,972.1**
Cash & cash equi.	1,496.0	1,592.4	1,645.1	966.3	866.3
Trade & other rec	3,326.0	3,135.9	3,294.1	3,055.6	3,283.3
Inventories	333.6	238.7	300.4	349.9	380.1
Other current asset	2,288.0	2,385.7	2,372.9	2,231.7	2,442.4
- Prepaid_Contract cost	1,383.2	1,394.1	1,391.1	1,386.3	1,378.0
- Contract assets	459.1	484.6	499.5	493.4	493.4
Non-current assets	**21,861.9**	**22,816.8**	**23,442.8**	**23,814.3**	**23,414.8**
Trade & other rec	608.6	595.2	485.8	527.0	399.4
Tangible assets	11,806.6	11,405.0	11,209.0	11,540.2	11,240.4
Other current assets	9,446.7	10,816.5	11,748.0	11,747.1	11,775.0
- Prepaid_Contract cost	476.3	499.1	500.7	496.8	477.6
- Contract assets	164.3	184.3	194.2	186.0	184.9
Liabilities	**15,509.5**	**16,405.9**	**16,401.5**	**15,559.7**	**15,766.5**
Current liabilities	**6,910.1**	**7,580.4**	**6,848.2**	**6,321.4**	**6,582.7**
Trade & other payables	4,631.1	4,603.9	4,628.6	4,672.6	4,477.0
Short-term borrowings	1,267.7	1,990.4	1,358.0	984.7	1,359.5
Others	1,011.3	986.2	861.6	664.1	746.2
- Contract liabilities	283.4	266.2	249.7	241.0	256.4
Non-current liabilities	**8,599.4**	**8,825.5**	**9,553.4**	**9,238.2**	**9,183.8**
Trade & other payables	1,644.4	1,651.9	1,644.0	1,620.6	1,342.5
Long-term borrowings	6,007.6	6,048.3	6,850.7	6,510.8	6,675.8
Others	947.4	1,125.2	1,058.7	1,106.8	1,165.5
- Contract liabilities	43.7	34.2	33.1	40.4	43.1
Equity	**13,796.1**	**13,763.6**	**14,653.7**	**14,858.1**	**14,620.4**
Retained earnings	11,859.8	11,882.2	12,121.9	12,347.4	12,123.3

19

K-IFRS / Separate

3 Subscribers

Wireless	1Q 22	2Q 22	3Q 22	4Q 22	1Q 23	QoQ	YoY
Subscribers (Unit: Thousands)[1]							
Total	23,060	23,409	23,827	24,062	24,332	1.1%	5.5%
Net additions	261	349	418	235	270	14.5%	3.3%
Gross additions	1,039	1,010	984	990	979	-1.2%	-5.8%
Deactivation[2]	778	661	566	755	709	-6.1%	-8.9%
Churn rate	1.1%	0.9%	0.8%	1.1%	1.0%	-0.1%p	-0.1%p
LTE	14,454	14,357	14,392	14,261	14,230	-0.2%	-1.5%
5G	6,949	7,479	7,962	8,483	8,937	5.3%	28.6%
LTE+5G Penetration rate	92.8%	93.3%	93.8%	94.5%	95.2%	0.7%p	2.4%p
ARPU (KRW)[3]	32,308	32,446	32,917	33,542	33,771	0.7%	4.5%

Note 1) Subscribers: MSIT's new guidelines for subscriber disclosure (Retroactively applied from 1Q14, MVNO included)

Note 2) Deactivation: Mandatory deactivation included

Note 3) ARPU = Wireless revenue* / Wireless subscribers**

* Wireless revenue(3G, LTE, 5G included): Revenue of Voice and Data usage (Interconnection/Subscription fee excluded), VAS, Contract/ Bundled Discounts, and etc. included

** Wireless subscribers: Based on MSIT's guidelines for average billed subscribers in quarter (IoT/M2M excluded)

Fixed Line/IPTV	1Q 22	2Q 22	3Q 22	4Q 22	1Q 23	QoQ	YoY
Subscribers (Unit: Thousands)							
Telephony	12,969	12,842	12,709	12,581	12,445	-1.1%	-4.0%
PSTN	9,768	9,634	9,500	9,376	9,226	-1.6%	-5.5%
VoIP	3,201	3,208	3,209	3,206	3,219	0.4%	0.6%
Broadband	9,531	9,609	9,679	9,727	9,774	0.5%	2.5%
IPTV (OTV+OTS)	9,236	9,329	9,399	9,432	9,451	0.2%	2.3%

※ Number of IPTV subscribers above deviates from MSIT's released figure below following IPTV law
- Number of KT pay TV subscriber is 8,586,837 in 1H 2022 (6 month average) according to the Ministry of Science and Technology

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